FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: December 16, 2003	By: "Leanne Dowe" Leanne Dowe, C.A. Chief Financial Officer

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel:  902-468-0614     Fax:  902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 23-2003	December 16, 2003

GAMMON LAKE REPORTS SECOND ROUND OF STEP-OUT AND IN-FILL
DRILLING RESULTS FROM 65,000-METRE DRILL PROGRAM;
EXTENDS TUNNELLING ON PLANNED 6 KM. RAMP.

28  New Drill Holes Completed, Including OG-95 Intersecting 42.8-Grams per Tonne Gold and 1.725-Kilograms per
Tonne Silver over 1-Metre in Las Animas Zone.

Ramp Development intersects the High-Grade Aventurero Zone.

Gammon Lake Resources Inc. (GAM:TSX; AMEX: GRS) is pleased to release the results from 28 new step-out and in-fill drill holes at its 100%-owned Ocampo project area. The results are from the second round of drilling – from surface at the Las Animas Zone and from underground ramps in the Aventurero Zone – under the Company’s 65,000-metre drilling/development program. The 28 holes produced 29 intercepts above underground grade cut-off over 3 grams/tonne gold-equivalent.

Results to date continue to demonstrate a continued expansion of the high-grade underground resource, and show the presence of high-grade mineralization well below the limit of historic mining and in areas not previously mined where high-grade ore has been discovered. These include newly released hole OG-95 grading 42.8 g/t gold and 1.725-kilograms silver over 1-metres, this was included in a wider intercept of 21-metres at 6.44 g/t gold and 284 g/t silver. This hole is located down dip of drill hole OG-60, which intersected 4.5-metres of 16.4 g/t of gold and 706 g/t silver (see Las Animas long section, Figure 1). The drilling to date has shown that the zones occur within much larger structures showing good continuity of high-grade ore.

This news release includes a longitudinal section showing drill intercept widths displayed along strike on the Las Animas zone (Figure 1) and a Grade/Thickness contoured long section of the Aventurero zone (Figure 2). (The Grade/Thickness Contour outlines the grade multiplied by the true width of the drill intercepts in this zone.)

Figure 1

(Continued on page 2)

Figure 2

Aventurero Grade Thickness Long Section

Location of Ramp
+10GT Open
1900
1800
1700
1600
1500
200
300
400
500
600
700
800
900
1000
1100
Horizontal Scale in Meters
Elevation Meters
To Be Drilled
+ Drill Hole Location
Grade eAu (g/t) x Thickness
0GT eAu
3GT eAu
5GT eAu
10GT eAu
20GT eAu
30GT eAu

Newly Reported Continuing Drill Results

Target	Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	eAu (1:65)

Las Animas	OG-95	105	126	21	6.4	284.	10.8

Las Animas	Includes	120	125	5	16.2	558.	24.8

Las Animas	OG-96	112	115	3	5.8	240.	9.5

Balvanera	OG-99	164	165	1.6	6.0	85	7.3

Aventurero	OG-99	264	268	4	7.0	637.	16.8

Aventurero	OG-100	264	265	1	4.2	27	4.6

Aventurero	And	293	294	1	2.6	90	4.0

Aventurero	OG-102	247	248	1	1.6	115	3.4

Altagracia	OG-103	189	190	1.5	3.1	2	3.2

Belen South	OG-104	158	159	1	1.8	260	5.8

Aventurero	OU-1	132	133	1.5	4.2	110.	5.9

Aventurero	Includes	132	132	0.8	7.3	221	10.7

Aventurero	OU-2	127	128	1	2.7	72	3.8

Aventurero	OU-3	118	120	1.5	2.3	248	6.1

Aventurero	OU-5	125	126	1	9.1	117	10.9

Aventurero	OU-6	132	134	2	12.7	227.	16.2

(Continued on Page 3)

Target	Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	eAu (1:65)

Aventurero	OU-8	133	137	4	4.5	85.8	5.8

	includes	136	137	1	13.6	100.0	15.1

San Juan	OU-8	175	194	19	3.1	133.5	5.2

	includes	175	180	5	6.0	136.6	8.1

San Juan	OU-8	212	228	16	2.6	249.6	6.5

	includes	215	225	10	3.3	312.4	8.1

Aventurero	OU-9	155	161	6.2	4.6	101.8	6.2

	includes	159	161	2.2	10.8	224.4	14.3

Aventurero	OU-10	171	172	1.5	13	257	17.0

New Structure	OU-10	199	201	1.5	4.52	16	4.8

Aventurero	OU-12	135	136	1.5	2.3	112	4.0

Aventurero	OU-13	134	138	4	2.4	301.3	7.1

Aventurero	includes	136	137	1	5.5	833	18.3

Aventurero	OU-14	Abandoned in Balvanera Workings, Ventilation Hole

Gold equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and silver price of US $4.61. The widths above are drill intercept and not true widths.
OG-97, OG-98, OG-101, OU-4, OU-7, OU-11 intercepted low-grade.

The on-going 65,000-metre drill program, announced earlier this fall, has as its objective the expansion of Gammon’s 100%-owned Ocampo high-grade underground resource to a targeted total of 6-million ounces of gold-equivalent resource. The 28 new drill holes announced today follow the first 30 drill holes of this program announced in the Company’s news release #17-2003 issued on September 17. The drill program is also focused on upgrading the inferred gold/silver resource to a measured and indicated resource status. All OG drill hole results reported today are from drilling to depth from surface; the OU drill hole results are from drilling in the underground Aventurero-area ramps and tunnels.

Progress Report On Underground Ramp Development

Progress continues on the 6-km of planned ramp and level development at Gammon’s 100% owned Northeast Ocampo project. The ramp is currently being developed on the Aventurero high-grade ore zone with approximate 4,000 tonnes of ore having been stockpiled on surface. The company expects to release within two weeks the underground sampling results that have been taken along the face of the underground tunnel at 4-metre intervals from the point where the ramp has intersected the high-grade Aventurero Zone. The ramp intersected the Aventurero zone adjacent to drill holes OG-82, which intersected 3-metres of 15.8 g/t of gold and 367 g/t silver and drill hole OG-44, which intersected 2.8-metres of 18.7 g/t of gold and 117 g/t silver (see Figure 2). Intersection of the Aventurero structure within the heart of the high-grade drill results has allowed the Company to view and sample the structure from its 4-metre x 4.5-metre ramp. The Company plans to continue development of the ramp and drill stations from the ramp so as to access the high-grade Aventurero, Las Animas, Rosario and San Juan zones.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Jim McGlasson, Chief Geologist, CPG and P.Geo., is the qualified person responsible for all technical data reported in this news release. All of Gammon Lakes analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

#